

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

October 30, 2009

Dr. Ricardo Moro-Vidal
Chief Executive Officer
7080 River Road
Suite 215
Richmond, British Columbia V6X 1X5
Canada

> **Re:** **Whispering Oaks International, Inc. (d/b/a BioCurex)**
> **Registration Statement on Form S-1**
> **Filed October 5, 2009**
> **File No. 333-162345**

Dear Dr. Moro-Vidal:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.

Prospectus Cover

2.   Please expand the title of the warrants to refer to the redemption feature. See Instruction 1 to Item 202 of Regulation S-K. Also disclose the redemption price for the public warrants.

3.   Please tell us what you mean by the "initial offering price" of the units. Also tell us on what authority you rely to conduct this offering at any price other than a fixed price.

4.   Your disclosure here implies that multiple shares of common stock and multiple warrants will be included in the units sold to the public and to the representative of the underwriter upon exercise of the warrant granted to it. Your disclosure on page 53 and the first paragraph of Exhibit 5.1 indicate the units will consist of only one share of common stock and one warrant. Please reconcile.

5.   Please revise to clarify how the "units will be priced at a substantial discount to the market price," given: (1) that it appears the units are not and will not be traded or quoted on a market; and (2) your disclosure that you expect the initial offering price of the units to be $5.00 per unit, which is greater than the last sales price of your common stock that you disclose.

6.   With a view toward disclosure, please tell us the amount of the "substantial discount" you mention and how the number of shares and warrants to be included in each unit will be determined. We note the disclosure that such numbers will be "based on the market price of a share of our common stock at the time of the offering," which does not appear to adequately explain how those numbers will be determined.

Overview, page 3

7.   If you elect to highlight your licensing agreements in your summary, then please ensure your disclosure regarding those agreements is fair and balanced. We note, for example, that you mention your license with Abbott Labs. However, your disclosure here does not also disclose that, pursuant to an amended agreement, Abbott Labs has no further obligation to attempt to commercialize or perform further research and development and pay a minimum annual royalty, as indicated in your amended Form 8-K filed August 15, 2008. Please revise to accurately disclose whether Abbott Labs has taken any steps to commercialize or perform research and development on the technology since it entered into the amended agreement which relieved it of any future due diligence obligations. This comment also applies to the disclosure on page 38.

This Offering, page 5

8.   Given your disclosure in the fourth bullet on page 6 and disclosure on your
      prospectus cover regarding pricing at a substantial discount, it appears that
      exercise prices of the options you intend to grant to your affiliates will be at a
      substantially below the market price of your common stock. If so, please revise to
      state so directly. Also identify the individuals who will receive options and the
      number each will receive. Expand the disclosure under the "Management"
      section to describe the material terms of the transaction or plan that relates to the
      option grants.

Summary Financial Data, page 7

9.   We note here and on page 20 that you present summarized June 30, 2009 pro
      forma and pro forma, as adjusted, balance sheet data related to certain events that
      occurred after June 30, 2009. Pro forma financial information is intended to
      provide investors with information about the continuing impact of a transaction
      by showing how a specific transaction or group of transactions might have
      affected historical financial statements, illustrating the scope of the change in your
      financial position and results of operations. Please tell us and revise your filing to
      explain to us in detail why you have furnished pro forma financial information
      related to each of these events and how disclosure of this pro forma financial
      information would be material to investors. Refer to the guidance in Rule 11-
      01(a)(8) of Regulation S-X. We may have further comment upon reviewing your
      response.

10.   Please revise your filing to include a June 30, 2009 pro forma condensed balance
      sheet and pro forma condensed statements of income for the six months ended
      June 30, 2009 and for the year ended December 31, 2008 with accompanying
      explanatory notes that reflects events disclosed on page 7 and 20 that are
      determined to meet the requirements of Rule 11-01(a)(8) of Regulation S-X.
      Refer to the guidance in Rule 11-02 of Regulation S-X.

Risk Factors, page 8

11.   We note the disclosure here, on pages 25, F-15 and F-42 and in your Form 8-Ks
      filed February 6, September 8 and September 10, 2009 regarding numerous
      changes and modifications related to the securities you previously sold to the two
      private investors on June 29, 2007. We also note that the shares of common stock
      underlying those securities appear to be registered for resale on Form S-1, file
      number 333-144879. Generally, it is inconsistent with Section 5 of the Securities
      Act to renegotiate the terms of a private transaction while the related securities are
      the subject of a registration statement. Please provide us your analysis of how the

changes and modifications you mention in your disclosure and in your Form 8-Ks were consistent with Section 5 of the Securities Act.

We recently entered into a loan modification . . ., page 8

12.   Please ensure that your disclosure consistently and accurately describes the securities you have outstanding. For example, we note that you refer here to "senior secured notes," but refer on page 7 to "secured convertible notes" and refer on page 20 to "amended secured notes." Please revise.

Any failure to obtain or delay in obtaining required regulatory approvals…, page 10

13.   Rather than describing in generic terms the types of FDA approval that are required, discuss specifically what steps you have taken regarding the regulatory approval process and the current status of the approval you will need to market your products in the U.S. Disclose whether Abbott Labs has taken any steps to obtain regulatory approval since it entered into the amended license agreement which relieved Abbott of future obligations to Biocurex.

Use of Proceeds, page 18

14.   Since it appears that you intend to apply the proceeds of this offering to discharge indebtedness, please ensure that your disclosure includes the interest rate and maturity of that indebtedness and, if incurred within one year, the use of proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K. We note, for example, that the second bullet does not mention the interest rate or maturity of the debt disclosed there and the third bullet does not mention the maturity date. We also note the vague reference in the last bullet to discharging "other outstanding indebtedness." Please revise.

Capitalization, page 20

15.   We note that you present $2.129 million and $2.931 million of debt outstanding at December 31, 2008 and June 30, 2009, respectively, within your capitalization table. Please reconcile this information to your outstanding debt recorded within your historical June 30, 2009 and December 31, 2008 balance sheets presented on pages F-2 and F-23, respectively.

License Agreements, page 38

16.   In addition to simply disclosing the terms of your licensing agreements, please expand to disclose what has been accomplished and what work is currently performed by the licensees pursuant to those agreements. For example:

- it appears from Section 2.6 of Exhibit 10.3 that as long as Abbott Labs is engaged in research and development activities, it is to provide you with a report regarding the status of such activities. Please expand to summarize the nature and extent of activities undertaken by Abbott Labs since your agreement with it was amended, as set forth in your amended Form 8-K filed August 15, 2008. In this regard, it appears from your disclosure on page 5 of your annual report on Form 10-K for the fiscal-year ended December 31, 2008 that Abbott Labs no longer performs any research and development activities. If that is correct, please revise to state so directly in each location of your document where you discuss your agreement with Abbott Labs; and

- it appears from Section 7.3 of Exhibit 10.4 that Inverness is required to report to you on its progress on the development and testing of your products and the status of obtaining regulatory approvals. Please expand to summarize the progress it has made in those endeavors since it entered into the license agreement. For example, describe the nature and extent of the progress relayed to you by Inverness in commercializing products and whether any "product and development milestones" have been achieved.

Item 15. Recent Sales of Unregistered Securities, page II-2

17. Please tell us why this section does not include the information required by Item 701 of Regulation S-K with respect to your issuance of convertible notes and warrants on June 29, 2007.

Item 16. Exhibits and Financial Statement Schedules, page II-5

18. It appears from your amended Form 8-K filed on August 15, 2008 that there have been two amendments to the agreement listed here as Exhibit 10.3. Please file those amendments as exhibits.

Exhibit 5.1

19. Please file a dated and signed opinion, not merely a "form." When you file a revised opinion, ensure that it is updated to reflect any material changes or developments since the date the "form" opinion was provided and filed. We note, for example, that shareholders have approved a name change for the registrant.

20. The opinion you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must opine on the legality of the issuance of each security covered by the registration statement. It appears that current Exhibit 5.1 does not opine as to the "Representative's warrant" or "Units" included in your fee table. Please file a revised opinion. Ensure that the opinion you file regarding securities that are essentially contractual obligations, like warrants, state whether the securities are binding obligations of the registrant under the state contract law governing the

security. We note, for example, the reference to Oregon law in Exhibit 4.3 and to Texas law in Exhibit 4.4.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tara Harkins at (202) 551-3639 or Kevin Vaughn, accounting branch chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Joel J. Goldschmidt, Esq.—Morse, Zelnick, Rose & Lander, LLP